Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

July 8, 2014

John Reynolds Assistant Director United States Securities and Exchange Commission Washington, D.C. 20549

Re:	Aquasition Corp.
Schedule TO-I/A Filed June 24, 2014
Schedule TO-I/A Filed July 1, 2014
File No.: 005-87040

Dear Mr. Reynolds:

On behalf of our client, Aquasition Corp., a Marshall Islands company (the “Company”), we hereby provide responses to comments issued in a letter dated July 3, 2014 (the “Staff’s Letter”) regarding the Company’s above captioned filings (the “Schedule TO”). Contemporaneous with this submission, we are filing on the EDGAR system a complete copy of Amendment No. 4 to the Schedule TO and related Materials (the “Amendment”) reflecting the responses of the Company below. The Offer to Purchase included as Exhibit (a)(1)(A) to the Schedule TO is referred to in this letter as the “Offer Letter”. Capitalized terms that are not defined in this letter have the same meaning as in the Offer Letter.

In order to facilitate your review, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

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John Reynolds July 8, 2014 Page 2

Schedule TO filed June 25, 2014

Exhibit (a)(1)(A) Offer Letter General

1. We note your response to comment five and the assumptions regarding the number of new shareholders expected before August 15, 2014. Please advise us if and how those expectations change assuming the maximum number of redemptions.

Although it is impossible to determine the actual number of shareholders that will elect to tender their securities in connection with the tender offer, the Company believes that, even assuming that a substantial number of shares are tendered for redemption, that the tender offer does not have a reasonable likelihood of resulting in the Company being delisted from Nasdaq. The Company believes this, in part, because a large number of shares are held by a relatively small number of shareholders (8 shareholders own approximately 58% of the public shares).

Risk Factors, page 15

2. We note your response to prior comment 14. Please revise to clarify the extent to which the structure is meant to avoid certain PRC regulations, identifying such regulations. AdditionalIy, please revise to clarify the risks to the combined entity and its shareholders; currently the focus is on risks to the target.

As Target disclosed on page 41 in the risk factor “Target’s business and financial performance may be materially adversely affected…,” the relevant PRC regulation is the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the Foreign M&A Rule. Because no Chinese nationals have direct stock ownership of either Hongri BVI or Vast Billion, Target believes that the above transactions do not constitute a “Round-trip Investment” under the Foreign M&A Rule.

In accordance with the Staff’s comment, this risk factor has been revised to clarify that the same risk also applies to the combined entity and its shareholders after the Acquisition.

3. We note the new risk factor on page 43 discussing the fairer to make required contributions to Chinese social insurance and housing accumulation funds. Please disclose the accumulated amount the target has failed to pay as of the most recent practicable date.

The disclosure on page 43 of the Offer Letter has been revised to disclose the accumulated amount Target has failed to pay as of the most recent practicable date.

Target’s Business, page 51

4. We note the revised disclosure on page 51 regarding verification of ownership at some but not all of your stores. It is unclear why apparently similar steps to verify ownership resulted in different outcomes. For example, it appears that unverified stores were nevertheless deemed to be sufficient by “checking electricity and water bills of these stores and verifying with relevant villages where these stores are located.” Please revise to clarify the steps involved in verifying ownership and explain the factors that determined whether a store was deemed verified versus unverified.

John Reynolds July 8, 2014 Page 3

The disclosure on page 51 of the Offer Letter has been revised in accordance with the Staff’s comment.

5. We note your response to comment 87 and discussion of “stores under cooperative arrangement” and “other points of sale,” which are distinguished from owned stores and franchised stores. It is unclear why pages 51-70 do not address cooperative arrangements and other points of sale as distribution arrangements used in the target’s industry. Please revise to define these terms and clarify the distinctions between the various arrangements Please also revise to define and summarize KBS’s target market of “tier II and tier III” cities, as discussed in response to comment 87.

KBS’s distribution network only includes corporate stores and franchised stores, which are defined and addressed in the Offer Letter. Given that it is difficult to consistently compare store mix strategies across competitors in the industry, KBS has removed this comparison from page 15 of the presentation.

The disclosure on page 10 of the Offer Letter has been revised to define and summarize its target market of “tier II and tier III” cities.

6. We note disclosure that target is not ready to produce KBS products, although the majority of its approximately 348 full time employees are employed in its production facility. Please revise to further clarify and distinguish between KBS’s branded and production operations, and explain why production for branded products is not undertaken at target’s own facility.

The disclosure on page 51 of the Offer Letter has been revised in accordance with the Staff’s comment.

The Acquisition, page 71

7. We partially reissue prior comment four from our letter dated June 16, 2014. Please revise this section in further detail to disclose the negotiations, material contacts and individuals involved in material discussions between October 2013 and the March 24, 2014 merger agreement. See Item 14(b) of Schedule 14A. As non-exclusive examples, you currently refer to your “Management Team” but do not identify the persons who negotiated the agreement. It is also unclear to what extent terms were proposed by one or the other party and whether and how such terms materially changed before entry into a final merger agreement. It is also unclear why you do not clarify the persons involved or material contacts between the parties and SN V Global Ltd., which appears to be owed a finder’s fee as discussed elsewhere in your document. See also prior comment 26. Please revise accordingly.

John Reynolds July 8, 2014 Page 4

The disclosure on page 71 of the Offer Letter has been revised in accordance with the Staff’s comments.

8. We note the revised disclosure on page 71 regarding the comparable company analysis considered by Aquasition. Please revise to clarify if Aquasition received a fairness opinion and identify who conducted it. Please disclose the material assumptions underlying the comparable company analysis and further details of the ranges of values to assist an investor’s understanding of the analysis. Consider providing disclosure in tabular format.

The disclosure on page 72 of the Offer Letter has been revised in accordance with the Staff’s comments.

9. We reissue prior comment 28 from our letter dated June 16, 2014. Your response states that the minimum cash condition is your “obligation.” And the revised disclosure on page 73 refers to a waivable “requirement.” Please explain the practical difference between your revised language and the initial disclosure of a “minimum cash condition.” It is unclear why you believe that a $10 million cash balance is no longer a condition to the merger agreement. In this regard, it appears that the revised merger agreement did not amend Section 7.9. Please advise us why you do not disclose a funding condition. See prior comment 28.

The minimum $10 million requirement is still a condition to the Agreement (see, for example, page 3 of the Offer Letter which indicates that the Company must have no less than $10 million availble in order to close the Acquisition); it is, however, no longer a condition to the tender offer. The tender offer is conditioned on the closing of the Acquisition, which, of course, cannot close unless the minimum $10 million requirement is satisfied. The practical effect is that the $10 million condition to the closing of the Acquisition could be waived by the Target without having to amend the Offer Letter, assuming that such waiver were not material to shareholders. In addition, such revisions were intended to clarify why the Company provided for both the Maximum Tender Condition and a minimum $10 million in cash.

In addition, the Company had previously revised the disclosure to clarify that the Agreement provided for a minimum of $10 million remaining in the Trust Account and how it planned to meet its funding obligations. The following disclosure appears on pages 3 and 73 of the Offer Letter:

“Aquasition hopes to meet its funding obligations by explaining to its shareholders the value of the transaction with KBS so that they do not exercise their redemption rights.”

10. Please revise the reconciliation to begin with the Target’s net profit or “profit for the year” as the GAAP measure rather than profit from operations. We refer you to the Compliance and Disclosure Interpretations No. 103.02 on the Commission’s website, at http://www.sec.gov/divisionstorpfin/guidance/nongaapinterp.htm.

John Reynolds July 8, 2014 Page 5

The disclosure on page 71 of the Offer Letter, in the financial statements and in the presentation relating to the EBITDA reconciliation has been revised in accordance with the Staff’s comments. The EBITDA reconciliation has been revised The disclosure under the heading “Liquidity and Capital Recourses” on page 85 of the Offer Letter has also been revised accordingly.

11. We note the revised disclosure on page 75 regarding the “post-event registration with the relevant Chinese government authorities.” Please revise to summarize the registration requirements and identify the relevant authorities.

The disclosure on page 75 of the Offer Letter has been revised in accordance with the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Target Companies, page 81Overview, page 81

12. In the third paragraph under this heading you attribute the change in revenues to sales through distributors which can be interpreted to mean sales made by your distributors Tell us why sales made by your distributors should have any effect upon your sales. It appears to us that only sales made to your distributors should be disclosed in Management’s Discussion and Analysis and included in your revenue. Please revise or tell us why no revision is required.

The disclosure on page 81 of the Offer Letter has been revised to attribute the changes in revenues to sales made to Target’s distributors.

Net Sales, page 84

13. In the revised retail segment discussion please define how you determine the “average weighted same store sale” and how management uses this metric to measure corporate store operating performance.

The term “average weighted same store sale” on page 84 of the Offer Letter has been revised to “average weighted single store sale.” The disclosure on page 84 of the Offer Letter has been revised to describe how management uses this metric to measure corporate store operating performance.

14. You disclose in the second paragraph under this heading that the Target only included corporate stores in same store sales “as it hasn’t established mechanisms to check the sales of its franchised stores operated by its distributors.” Tell us why sales made by the franchised stores would be included in same store sales given that sales made by the franchised stores (which are not owned and operated by Target) are not (or should not be) included in Target’s revenue. Please revise the disclosures as necessary or tell us why no revision is required.

Also, please revise to (1) clarify the target’s definition of same store sales, (2) reconcile the $804,000 figure here with the $837,332 figure on slide 15 of the revised deck, and (3) clarify the steps to be taken, if any, and timeline involved in establishing mechanisms to check sales of franchised stores operated by distributors.

John Reynolds July 8, 2014 Page 6

For revenue recognition purpose, Target does not include sales from franchised stores as its sales stop at the distributor level and not sales made by these franchised stores. Therefore, it only includes the income up to sales to distributors. For management purposes only, theoretically, Target should take all sales by its KBS stores including both corporate and franchised stores, to calculate the single store sales (“SSS”). As it does not have reliable sales data from the franchised stores, however, it cannot include any available data from franchised stores to calculate the overall SSS. As a result, the Company does not believe that the requested revisions should be made.

In response to Comment 13, the term of ‘same store sales” was changed to “single store sales” and how “single store sales” is calculated is disclosed on page 84]of the Offer Letter. The $804,000 figure was calculated based on the income from corporate stores divided by 18 corporate stores. The calculation method is explained in the revised disclosure on page 84 of the Offer Letter. The $837,332 figure is calculated based on total income of $99,559,814 divided by 114 KBS stores, including both corporate and franchised stores at year end. Please note that the figure has been removed from slide 15 of the presentation.

On page 54 of the Offer Letter, the disclosure indicates that Target intends to implement an enterprise resource planning system (which includes a point-of- sale system), or ERP system, to streamline and secure the data simulation process with Target’s distributors and internal communication in 2014. Target expects to invest around $1.3 million to implement the system and it intends to rely on cash on hand and anticipated cash flow from its operations to fund the project.

Cost of Sales, page 83

15. You disclose that gross margins were 36.9% in 2013 as compared with 37.5% in 2012 in the wholesale segment. Based on our calculations using the sales information in Note 7 your gross margins were 36.1% and 36.2% in 2013 and 2012, respectively. We also note there are other discrepancies with the gross margin percentages in this paragraph. Please ensure all gross margin percentages are calculated accurately based on the disclosed segment information or telI us why no revision is required.

The disclosure on page 84 of the Offer Letter has been revised in accordance with the Staff’s comments.

16. We note that you discuss consolidated gross profit and “segment operating profit” for the corporate store and wholesale segments. To the extent a segment profit measure other than gross profit is used by management, please include this alternate measure in Management’s Discussion and Analysis for each segment and in the segment footnote. See paragraph 25 of IFRS 8. Also tell us and disclose how you calculate segment operating profit and provide a reconciliation of aggregated segment operating profit to consolidated gross profit (a number that should agree with gross profit as presented in the income statement). Please define “operating gross profit margin” also.

John Reynolds July 8, 2014 Page 7

The disclosure on page 84 of the Offer Letter has been revised in accordance with the Staff’s comments.

17. Please confirm to us that you take title and possession (i.e. alI the significant risks and rewards of ownership) of alI merchandise purchases for the wholesale segment and that you pay the costs of these inventory purchases to your ODM suppliers. In doing so tell us your payment terms to OD M manufacturers for your inventory purchases for both retail and wholesale segments and to the degree payment terms may differ between segments.

Target has confirmed that it takes title and possession of all merchandise purchases for the wholesale segment and that it pays the costs of these inventory purchases to its ODM suppliers. Target’s payment terms to its ODM manufacturers are 30% prepayment, 50% on delivery and 20% one month after delivery. From its ODM suppliers’ point of view, Target takes the title and possession no matter the inventory it orders from them is for wholesale or retail. There are no sales recognized if the inventory is purchased for Target’s retail stores until the inventory is sold to the ultimate customers. Target recognizes revenue when it delivers the inventory to the distributors.

Liquidity and Capital Resources, page 85

18. In your response to comment 79 in our letter dated June 16, 2014 you stated the $16.2 million in question represents an extension of credit terms to wholesale customers. If true please revise the disclosure that “cash was tied up to boost the sales of distributors” to more accurately reflect the increase in trade receivables in the cash flow statement.

The disclosure on page 85 of the Offer Letter has been revised in accordance with the Staff’s comments.

Material U.S. Federal Income Tax Consequences, page 113

19. We note your response to prior comment 59 from our letter dated June 16, 2014 that you believe your summary disclosure is “correct.” Your disclosure states that tendering shares “will generally be treated for US federal income tax purposes either as a sale or exchange transaction or as a distribution.” Please tell us why you are unable to provide investors with a more specific statement of the tax consequences associated with tendering shares

As discussed under “Material U.S. Federal Income Tax Consequences – U.S. Holders – Taxation of Redemption of Common Stock Pursuant to the Offer,” the treatment for U.S. federal income tax purposes of the tender (or redemption) of a shareholder’s common stock pursuant to the Offer as a sale or exchange transaction or as a distribution generally will depend on whether and the extent to which the shareholder’s percentage ownership in the Company (including shares the shareholder is deemed to own under certain constructive ownership rules) has decreased by reason of the redemption. Since this generally will depend upon the particular circumstances of each shareholder, the Company believes that it cannot provide a more specific statement of the tax consequences associated with tendering shares pursuant to the Offer. The disclosure on page 12 of the Offer Letter has been revised to disclose the foregoing.

John Reynolds July 8, 2014 Page 8

Hongri International Holdings Limited Consolidated Financial Statements, page F-17

20. Please telI us the date that you adopted IFRS as issued by the IASB. Also tell us how you satisfied the requirements to provide the presentation and disclosures required by paragraphs 21 through 28 of IFRS 1 upon your initial adoption. We note that KBS International Holdings, Inc. previously reported its consolidated financial statements under accounting principles generalIy accepted in the United Statements of America through the interim period June 30, 2011.

Target has maintained its financial statements pursuant to IFRS since its incorporation in 2008. Due to the reverse acquisition with KBS, a Nevada domestic company, in March 2011, Target adjusted the presentation to US GAAP at the KBS consolidation level. Target’s Chief Financial Officer, Mr. Stanley Wong, is a fellow member of ACCA and HKICPA, who has satisfied the CPD program of these 2 professional accountant bodies every year.

Note 4. Significant Accounting Policies, page F-29

21. We note your response to comment 67 in our letter dated June 16, 2014. Please tell us the amount of pre-opening costs or start-up activity costs capitalized at December 31, 2013 and 2012, the categories or nature of these costs and whether they were incurred for a finance or operating leases. TelI us and disclose the framework used as a criteria for capitalization.

The following accounting policy has been added to Note 2 to the financial statements:

Leasehold improvements

Leasehold improvements, principally comprising costs of office buildings and shops renovation, are held for administrative and selling purposes. Leasehold improvements are initially measured at cost and amortized systematically over its useful life.

As of December 31, 2013 and 2012, leasehold improvements addition amount was $210,648 and $657,774, respectively.

Exhibit 99(a)(5)(B) Investor Presentation June 2014

22. We note your response to prior comment 87 from our letter dated June 16, 2014 and partially reissue. Please provide us with your support for assertions regarding KBS’s brand, business and projections that are included in this slide deck. In this regard please tell us:

John Reynolds July 8, 2014 Page 9

•	The basis for your assertion that KBS is a recognized brand in Tier II and Tier III cities;

•	The underlying data sources used to estimate point of sale data, including a discussion of how “[s]tore mix strategy” actually differs among these competitors and whether that impacts the comparison presented; and,

•	The basis for your projected revenue, EBITDA, and net income growth rates, including the assumptions underlying them. See Item 10(b) of Regulation S-K.

In response to the Staff’s comments the Company has:

•	Changed the assertion that KBS is a “recognized” brand to indicate that it is a “growing” brand in the Tier II and Tier III cities that KBS targets.

•	Removed the “Menswear Brands – Sales per Point of Sale” figure on page 15 of the presentation in order to avoid any doubt in regard to the comparability of the store mix strategies across the competitors.

Projected revenue is based on expected existing store annual sales growth of 8% plus additional sales growth generated by opening new stores. The 8% growth rate was chosen as a conservative estimate based on KBS’s historical average existing store annual sales growth of over 10% and taking into account China’s projected GDP growth rate of 7.5%, which is projected by the Chinese government. Additional disclosure in regards to the new store openings that are driving the revenue projections has been added to page 19 of the investor presentation. KBS management believes these store openings are achievable on a standalone basis regardless of whether this transaction takes place.

Gross profit is projected based on gross profit margin assumptions of 39% for franchised stores and 69% for corporate stores, which are in-line with KBS’s historical performance. Additional selling and administrative expenses are similarly projected to be in-line with historical results. Projected EBITDA is reliant on the above assumptions and is calculated by adding back depreciation and amortization related to new and existing property, plant & equipment, prepaid lease payments and subleases, and prepayments of operating leases, all of which are projected to be consistent with historical results.

Net income is calculated based on all of the above assumptions and assumes the 25% corporate tax rate in China stays constant going forward.

23. We note your response to prior comment 88 and your statement that the projections were based, in part, “on existing store annual sales growth of 8%.” On page 84 of your Offer Letter you state that you do not calculate existing store sales for your distributors and state that such sales at company operated stores declined from $1,540,000 to $804,000 year over year in connection with your closure of higher revenue but less profitable stores. Please tell us how you estimated your growth rates and whether you believe they are similar to past results.

John Reynolds July 8, 2014 Page 10

As discussed in response to comment 22, the Target estimated its growth rates based on its historical development during the last few years as well as information and factors relevant to its business, such as the China GDP growth rate of 7.5% projected by the Chinese government and the Target’s competitive strength. KBS does not consider its past results as the only factor which may affect its future performance as the Target’s business model is continually evolving.

Exhibit 99(d)(3) First amendment to Share Exchange agreement and Plan of Liquidation

24. Please advise us why the amended merger agreement is not dated and signed.

A dated and signed copy of the amendment to the merger agreement has been included as an exhibit to the Schedule TO.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner